MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2011

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TABLE OF CONTENTS

INTRODUCTION	3

FORWARD-LOOKING STATEMENTS	3

CAUTIONARY NOTE TO U.S. INVESTORS	4

CORE BUSINESS	4

OVERVIEW AND OBJECTIVES	5

STRATEGIC REVIEW PROCESS	5

CHANGES IN MANAGEMENT	6

2012 ESTIMATED PRODUCTION AND CASH OPERATING COST	6

OPERATING MINES AND DEVELOPMENT PROJECTS	7

EXPLORATION	10

MINERAL RESOURCES AND RESERVES	12

FINANCIAL REVIEW	14

FINANCIAL CONDITION, CASH FLOW, LIQUIDITY AND CAPITAL RESOURCES	17

INCOME TAXES	20

RELATED PARTY TRANSACTIONS	21

CRITICAL ACCOUNTING ESTIMATES	23

NON-IFRS PERFORMANCE MEASURES	23

DISCLOSURE CONTROLS AND PROCEDURES, AND INTERNAL CONTROL OVER FINANCIAL REPORTING	27

SUBSEQUENT EVENT	27

OUTSTANDING SHARE DATA	27

GLOSSARY OF MINING TERMS	28

CORPORATE DIRECTORY	32

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATING RESULTS AND FINANCIAL CONDITION FOR THE YEAR ENDED DECEMBER 31, 2011

All figures are in U.S. dollars unless otherwise indicated.

INTRODUCTION

The following discussion and analysis of the operating results and financial condition of Jaguar Mining Inc. (“Jaguar” or the “Company”) contained in this MD&A should be read in conjunction with the December 31, 2011 annual audited, consolidated financial statements and the notes thereto of the Company for the years ended 2011 and 2010. The annual financial statements for the year ended December 31, 2011 are prepared in accordance with International Financial Reporting Standards (“IFRS”). As prescribed by the CICA Accounting Standards Board, the Company adopted the requirements of IFRS in its financial statements as of January 1, 2011, including the restatement of its opening balance sheet of January 1, 2010 and its year ended December 31, 2010 comparatives. The restatement of the Company’s comparative balances from those previously reported under Canadian GAAP to IFRS is fully explained and reconciled in note 21 of the Company’s December 31, 2011 annual consolidated financial statements filed on SEDAR and EDGAR. The Company reports its financial statements in U.S. dollars (“US$”), however a significant portion of the Company’s expenses are incurred in either Canadian dollars (“Cdn$”) or Brazilian reais (“R$”).

The discussion and analysis contained in this MD&A are as of March 23, 2012.

FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A constitute “Forward-Looking Statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation. These Forward-Looking Statements include, but are not limited to, statements concerning the Company’s future objectives, measured and indicated resources, proven and probable reserves, their average grade, the commencement period of production, cash operating costs per ounce and completion dates of feasibility studies, gold production and sales targets, capital expenditure costs, future profitability and growth in reserves. Forward-Looking Statements can be identified by the use of words, such as “are expected”, “is forecast”, “is targeted”, “approximately” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved. Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements.

These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labor and equipment, the possibility of labor strikes and work stoppages and changes in general economic conditions. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-Looking Statements, there may be other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

These Forward-Looking Statements represent the Company’s views as of the date of this MD&A. The Company anticipates that subsequent events and developments may cause the Company’s views to change. The Company does not undertake to update any Forward-Looking Statements, either written or oral, that may be made from time to time by, or on behalf of the Company, subsequent to the date of this discussion, other than as required by law. For a discussion of important factors affecting the Company, including fluctuations in the price of

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gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company’s Forward-Looking Statements, see the “CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS” and “RISK FACTORS” as filed in the Company’s Annual Information Form for the year ended December 31, 2011, filed on SEDAR and available at www.sedar.com, and its filings, including the Company’s Annual Report on Form 40-F for the year ended December 31, 2011, filed with the U.S. Securities and Exchange Commission, which are available on EDGAR at www.sec.gov. Further information about the Company is available on its corporate website www.jaguarmining.com.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF INFERRED AND MEASURED AND INDICATED RESOURCES

This document includes the term “inferred resources” and “measured and indicated resources”. The Company advises U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission do not recognize them. U.S. investors are cautioned not to assume that any part of all of the mineral deposits in these categories will ever be converted into proven or probable reserves.

“Inferred resources” have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.

CORE BUSINESS

Jaguar is an Ontario governed gold producer engaged in the acquisition, exploration, development and operation of gold producing properties in Brazil. The Company controls 38,220 hectares in the Iron Quadrangle mining district of Brazil, a prolific greenstone belt located near the city of Belo Horizonte in the state of Minas Gerais, which hosts the Company’s three operating facilities. In addition, Jaguar holds mineral concessions totaling 166,513 hectares in the state of Maranhão, which hosts the Company’s Gurupi Project and 35,363 hectares in the state of Ceará, which hosts the Pedra Branca Project. The Company may consider the acquisition and subsequent exploration, development and operation of other gold properties, primarily focused in Brazil.

Jaguar was formed in 2002. In 2004, the Company constructed and began operations of a small open pit mine, the Sabará operation. Sabará provided initial cash flow to enable Jaguar to develop its first underground mining operation, Turmalina, where construction of a processing facility was completed in 2006. In 2007, the Company completed the construction of its second underground mining operation and processing facility, Paciência. Since 2007, Jaguar has developed four additional underground mines and completed construction of its third integrated processing facility, the Caeté Plant, which was commissioned in May 2010.

The Company is currently producing gold at its Turmalina, Paciência and Caeté operations. Significant planned expansion includes the Company’s Gurupi Project, an open pit gold mining operation in the state of Maranhão in Northern Brazil.

Most of Jaguar’s senior management team is headquartered in the city of Belo Horizonte, close to the Company’s operating assets. The proximity of senior management to the operations allows for significant operating flexibility and oversight. The Company has also consolidated its corporate management, engineering, exploration, supply, logistics and maintenance teams into the same central location at its principal executive office in Belo Horizonte. As of December 31, 2011, the Company had 2,199 employees, 2,194 of whom are based in Brazil. The remaining five employees are based in the Company’s administrative office in New Hampshire, USA.

Jaguar is listed on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol “JAG”.

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OVERVIEW AND OBJECTIVES

Since its founding, Jaguar has been successful at acquiring quality assets and developing mining operations in Brazil. Gold production has increased from zero in 2002 to 155,764 ounces in 2011. Through acquisitions and subsequent exploration, the Company has increased its total measured and indicated gold mineral resources from zero in 2002 to 6,541,510 ounces in 2011.

At its southern operations in Minas Gerais, the Company has an estimated 4,023,340 ounces of measured and indicated gold mineral resources contained in 34,377,270 tonnes of material at an average grade of 3.64 grams per tonne, and 1,130,520 ounces of inferred gold mineral resources contained in 9,896,080 tonnes of material at an average grade of 3.55 grams per tonne. Estimated proven and probable reserves, which are included in the above mentioned measured and indicated mineral resources, total 1,701,790 ounces of gold contained in 17,463,620 tonnes of ore at an average grade of 3.03 grams per tonne.

At its Gurupi Project in northern Brazil, Jaguar has an estimated 2,518,170 ounces of indicated gold mineral resources contained in 69,887,500 tonnes of material at an average grade of 1.12 grams per tonne, and 616,630 ounces of inferred gold mineral resources contained in 18,676,700 tonnes of material at an average grade of 1.03 grams per tonne. Estimated probable reserves, which are included in the above mentioned indicated mineral resources, total 2,327,930 ounces of gold contained in 63,756,700 tonnes of material at an average grade of 1.14 grams per tonne.

In total, Jaguar now has an estimated 6,541,510 ounces of measured and indicated gold mineral resources contained in 104,264,770 tonnes of material at an average grade of 1.95 grams per tonne, and 1,747,050 ounces of inferred gold mineral resources contained in 28,572,780 tonnes of material at an average grade of 1.90 grams per tonne. Estimated proven and probable reserves, which are included in the above mentioned measured and indicated mineral resources, total 4,029,720 ounces of gold contained in 81,220,320 tonnes of ore at an average grade of 1.55 grams per tonne.

Most of Jaguar’s primary ore bodies and development targets remain open at depth and along strike. Through its brownfield exploration programs, the Company continues to add gold resources to its mineral inventory at its operations in Minas Gerais and at the Gurupi Project.

The Company’s objective is to enhance shareholder value by building, operating and expanding cost-effective gold mines, by adding mineral resources and ore reserves to its existing mineral inventory and by pursuing accretive transactions to support its growth targets. The Company’s current growth plans include completing the development of its Gurupi Project and expanding overall production at its three existing underground operations.

Jaguar’s infrastructure, resource base, experienced personnel and safety, health and environmental programs position the Company to achieve growth.

STRATEGIC REVIEW PROCESS

On November 16, 2011, in response to publicized reports regarding an unsolicited offer to buy Jaguar, Jaguar’s Board of Directors (the “Board”) issued a press release in which it acknowledged that it had received acquisition proposals in the weeks leading up to the issuance of the press release, none of which had progressed beyond the exploratory stage. That press release also indicated that the Board had initiated a strategic review process to explore alternatives to maximize shareholder value.

The Board appointed a Special Committee (the “Special Committee”) comprised solely of independent directors to review and evaluate any proposals received as part of the strategic review process and to assess whether any such proposal may be more beneficial to shareholders than the continued operation of Jaguar on a stand-alone basis, and to make recommendations to the Board. The Special Committee is chaired by Gil Clausen and is comprised of Mr. Clausen, Mr. Gary German and Mr. John Andrews.

Jaguar retained JP Morgan Securities LLC (“JP Morgan”) as its financial advisor and Davies Ward Phillips & Vineberg LLP as legal counsel to assist the Board and the Special Committee. At the direction of the Special

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Committee, JP Morgan has held discussions with a number of potentially interested parties to solicit their interest regarding a potential change of control or merger transaction with Jaguar. As a result of such discussions, several parties executed confidentiality agreements and were granted access to due diligence materials.

As of the date hereof, the strategic review process is active and continuing with ongoing diligence investigations. The Special Committee expects to complete the strategic review process in the second quarter of 2012. The Board and the Special Committee remain committed to conducting a full and fair evaluation of all possible alternatives to maximize shareholder value. However, there can be no assurance that the strategic review process will result in Jaguar entering into or consummating any change of control or merger transaction.

CHANGES IN MANAGEMENT

On December 6, 2011, Jaguar announced that Daniel Titcomb was leaving his role as President and Chief Executive Officer of the Company effective immediately. On an interim basis, the Chairman of the Board of Directors, Gary E. German, together with two other Jaguar directors, Gil Clausen and John Andrews, formed the Office of the Chairman to fulfill the duties of the Chief Executive Officer. Appointment of a permanent Chief Executive Officer has been deferred pending the outcome of the Strategic Review Process discussed above.

Mr. German has over 35 years of experience in developing and financing global resource projects and companies. Mr. Clausen is the President and Chief Executive Officer and a director of Augusta Resource Corporation. He has over 25 years of executive, operational, business development/finance, project, and engineering management experience in the mining industry. Mr. Andrews has more than 40 years of executive and mining operations management experience in the precious and base metals industry in the United States, Canada, South America and Africa. He is currently the principal owner of Andrews PGM Consulting and previously served as President, Chief Operating Officer and Director of Stillwater Mining Company.

Subsequent to the end of the fourth quarter, Jaguar announced on January 11, 2012, that G. Rogério F. Fernandes had been appointed to succeed Lúcio Cardoso as the Chief Operating Officer of the Company following Mr. Cardoso's planned retirement at the end of January 2012. Further, the Company announced that Adriano Luiz do Nascimento, Vice President of Exploration and Engineering, retired from the Company effective December 31, 2011, as had been planned.

Mr. Fernandes, a native of Minas Gerais, has over 30 years of experience in the mining industry. Since 1997, he has held various leadership and management positions within the Glencore Group overseeing significant operations in Zambia, Peru and Brazil. He holds a graduate degree in risk management from Universidad Ancash, Peru and a mining engineering degree from Universidade Federal de Minas Gerais, Brazil.

2012 ESTIMATED PRODUCTION AND CASH OPERATING COST

The Company expects 2012 gold production to be in the range of 150,000 to 160,000 ounces. Average cash operating costs for 2012 are expected to be in the range of $950 to $1,050 per ounce (based on an assumed exchange rate of R$1.75 per US$).

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OPERATING MINES AND DEVELOPMENT PROJECTS

Production and Operating Performance

The following tables set forth certain operating data for Turmalina, Paciência and Caeté for the quarter ended and year ended December 31, 2011 and 2010.

Quarter Ended December 31, 2011 Operating Data

	Ore Processed (t000)	Feed grade (g/t)	Plant Recovery rate (%)	Production (ounces)	Cash Operating cost/t	Cash Operating cost/ounce
Turmalina	181	3.03	87%	13,470	$87.50	$1,117
Paciência	108	2.63	91%	6,632	81.40	1,307
Caeté	176	3.15	87%	13,295	81.70	1,014
Total	465	2.98	88%	33,397	$83.90	$1,114

Year Ended December 31, 2011 Operating Data

	Ore Processed (t000)	Feed grade (g/t)	Plant Recovery rate (%)	Production (ounces)	Cash Operating cost/t	Cash Operating cost/ounce
Turmalina	655	3.32	89%	61,400	$79.90	$886
Paciência	460	2.97	92%	39,581	68.90	787
Caeté	674	3.03	87%	54,783	75.10	912
Total	1,789	3.12	89%	155,764	$75.30	$870

Quarter Ended December 31, 2010 Operating Data

	Ore Processed (t000)	Feed grade (g/t)	Plant Recovery rate (%)	Production (ounces)	Cash Operating cost/t	Cash Operating cost/ounce
Turmalina	143	2.89	88%	10,275	$66.70	$899
Paciência	135	3.57	94%	13,808	61.80	628
Caeté	156	2.84	88%	10,599	63.40	804
Total	434	3.09	92%	34,682	$64.00	$762

Year Ended December 31, 2010 Operating Data

	Ore Processed (t000)	Feed grade (g/t)	Plant Recovery rate (%)	Production (ounces)	Cash Operating cost/t	Cash Operating cost/ounce
Turmalina	692	3.20	87%	59,481	$64.50	$774
Paciência	626	3.32	93%	59,287	60.90	670
Caeté	258	2.85	91%	19,099	63.10	792
Total	1,576	3.19	90%	137,867	$62.80	$732

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During the year ended December 31, 2011, the Company produced a total of 155,764 ounces of gold at a cash operating cost of $870 per ounce compared to 137,867 ounces of gold at a cash operating cost of $732 per ounce during the same period last year (See Non-IFRS Performance Measures). The increase in total gold production was largely the result of full year production and ramp-up at the Caeté operation. The increase in average cash cost per ounce was due largely to mining dilution, increases in labor costs and costs related to the maintenance and repair of equipment.

During the quarter ended December 31, 2011, the Company produced a total of 33,397 ounces of gold at a cash operating cost of $1,114 per ounce compared to 34,682 ounces of gold at a cash operating cost of $762 per ounce for the same period last year (See Non-IFRS Performance Measures). The increase in the Company’s cash operating cost during the quarter ended December 31, 2011 as compared to the same period in 2010 was primarily the result of higher costs for labor and equipment maintenance, increased mining dilution at Turmalina and Paciência as well as persistently severe wet weather conditions that inhibited some ore transport from mines to the processing plants at Caeté and Paciência.

Jaguar sold 34,157 ounces of gold at an average realized price of $1,680 per ounce in the quarter ended December 31, 2011 compared to 34,134 ounces of gold at an average realized price of $1,306 per ounce in the quarter ended December 31, 2010. Gold sales generated a cash operating margin of $566 per ounce for the quarter ended December 31, 2011 compared to a cash operating margin of $544 per ounce in the quarter ended December 31, 2010.

Jaguar sold 155,525 ounces of gold at an average realized price of $1,563 per ounce in the year ended December 31, 2011 compared to 140,530 ounces of gold at an average realized price of $1,215 per ounce in the year ended December 31, 2010. Gold sales generated a cash operating margin of $693 per ounce for the year ended December 31, 2011 compared to a cash operating margin of $483 per ounce in the year ended December 31, 2010.

Jaguar continued its investments and efforts to improve operational flexibility across all of its operations during the quarter ended December 31, 2011. Underground mine development totaled a quarterly record of 6.2 kilometers. Underground infill drilling totaled a total of 12,048 meters during the quarter ended December 31, 2011. Continuing investment in new mine fleet acquisitions has increased equipment availability and is expected to boost productivity in 2012.

Turmalina

The primary mining method utilized at the Turmalina underground mine is “cut and fill” with paste fill. Ore produced at the Turmalina Mine is transported to the adjacent 2,000 tonnes per day (“tpd”) carbon-in-pulp (“CIP”) processing plant.

During the quarter ended December 31, 2011, Turmalina produced 13,470 ounces of gold at a cash operating cost of $1,117 per ounce compared to 10,275 ounces of gold at a cash operating cost of $899 per ounce during the quarter ended December 31, 2010. The increase in cash operating cost per ounce at Turmalina during the quarter as compared to the same period in 2010 was attributable to higher mining dilution as a result of poor ground conditions in Ore Body A.

For the year ended December 31, 2011, Turmalina produced 61,400 ounces of gold at a cash operating cost of $886 per ounce compared to 59,481 ounces at a cash operating cost of $774 per ounce in 2010. The increase in cash operating cost per ounce compared to 2010 was attributable to higher mining dilution, increases in labor costs, equipment maintenance and mining materials.

Underground development at the Turmalina Mine totaled 1.8 kilometers during the quarter ended December 31, 2011 and 8.2 kilometers for the full year.

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Paciência

The Paciência mining complex is composed of multiple underground operations that utilize the “cut and fill” mining method with a treated tailings backfill system. Ore produced from these mines is transported to the adjacent 2,000 tpd CIP processing plant (the “Paciência Plant”).

During the quarter ended December 31, 2011, Paciência produced 6,632 ounces of gold at a cash operating cost of $1,307 per ounce compared to 13,808 ounces of gold at a cash operating cost of $628 per ounce during same period in 2010.

The decrease in gold production and increase in cash operating costs at Paciência during the quarter were attributable to a decline in feed grades at the Santa Isabel Mine, mechanical problems with the ball mills at the processing plant, and the effects of record levels of rainfall which reduced ore transport from the higher grade Ouro Fino Mine. Recommended changes and adaptations to the drive components of the mills were implemented in phases and caused periodic interruption of milling operations during the fourth quarter of 2011. The full repair of the drive components in both mills is expected to be completed in the second quarter of 2012. The reduced grade is attributable to mining dilution.

During the year ended December 31, 2011, Paciência produced 39,581 ounces of gold at a cash operating cost of $787 per ounce compared to 59,287 ounces at a cash operating cost of $670 per ounce in 2010. In addition to the reasons stated above, the Company’s decision to re-direct ore from the Pilar Mine to the Caeté processing plant during November 2010 contributed to the decline in gold production and the increase in cash operating costs during 2011.

Combined underground development for the mines supplying the Paciência Plant totaled 2.3 kilometers during the fourth quarter and 8.8 kilometers for the full year.

Caeté

The Caeté mining complex has two underground mines (Roça Grande and Pilar) that primarily utilize the “cut and fill” mining method as well as some “sublevel stoping”. Ore produced from these mines is transported to the 2,200 tpd capacity CIP processing plant (the “Caeté Plant”) adjacent to the Roça Grande Mine. The Company declared commercial production at the Caeté Plant during the third quarter of 2010.

During the quarter ended December 31, 2011, Caeté produced 13,295 ounces of gold at a cash operating cost of $1,014 per ounce during the quarter compared to 10,599 ounces of gold at a cash operating cost of $804 during the same period in 2010. The increase in production was attributable to the redirection of ore from the Pilar Mine to the Caeté processing plant and the continued ramp-up of the Caeté operation. However, production was lower than plan in the quarter due to the effects of record levels of rainfall, which hampered ore transport from the higher grade Pilar Mine. The increased cash operating cost was due largely to increases in labor costs, maintenance expense and mining materials.

For the full year ended December 31, 2011, Caeté produced 54,783 ounces of gold at a cash operating cost of $912 per ounce compared to 19,099 ounces at a cash operating cost of $792 per ounce in 2010. Consistent with the quarter ended December 31, 2011, the increase in 2011 production was attributable to the redirection of ore from the Pilar Mine to the Caeté processing plant and the continued ramp-up of the Caeté operation. The increased cash operating cost was due largely to increases in labor costs, maintenance expense and mining materials.

Underground development at the Pilar and Roça Grande mines totaled 2.1 kilometers during the quarter ended December 31, 2011 and 7.8 kilometers for the full year.

Sabará

During the quarter ended December 31, 2011, the Sabará Plant remained on care and maintenance.

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Gurupi Project

In January 2012, Jaguar received the installation license which authorizes the construction of the processing plant for this open pit project. The license was a critical step in the development of the Gurupi Project and brings the Company closer to being able to realize the full value of its assets in Northern Brazil.

The licensing decisions for the Project’s mining operations, tailings management facilities and other infrastructure are pending subject to the Company’s acquisition of surface land rights. The Company is engaging in negotiations with land holders.

During the fourth quarter of 2011, Jaguar continued exploration and development at Gurupi with an aggressive drilling program to further expand the resource base. A full resource re-evaluation of the Cipoeiro and Chega Tudo ore bodies is expected to be completed in the second quarter of 2012.

See update below under Exploration – Northern Brazil.

Pedra Branca Project

In March 2007, Jaguar entered into an earn-in agreement with Xstrata plc (“Xstrata”) to explore the Pedra Branca Project in the State of Ceará in northeastern Brazil. The Pedra Branca Project currently has mineral rights to 13 exploration licenses and 12 pending applications for exploration licenses totaling approximately 35,363 hectares in a 35-kilometer section of a regional shear zone. The concessions are located in and around municipal areas with good infrastructure. An exploration program carried out by Jaguar identified a section of 15 kilometers along the shear where several targets were identified, including four main targets referred to as the Coelho, Mirador, Queimadas and Igrejinha. The mineralized structures are open along the strike with potential for significant gold mineralization. During 2007 and 2008, Jaguar completed an exploration drilling program to test the continuity of the mineralization laterally and at depth. During 2009, Jaguar carried out geological reconnaissance in the concession area, trenching and soil geochemistry. In 2010, Jaguar continued with the exploration program, including extensive geological mapping, drainage and soil geochemistry, mapping of anomalous zones and trenching. During 2011, the trenching program data was thoroughly analyzed in order to prioritize previously identified target zones. Of the original 50 kilometer strike length, a stretch of the 15 kilometers of the gold-bearing shear zone containing 18 relevant high potential targets was identified. Amongst the 18 mineralized zones, the Mirador, Coelho, Queimadas and Igrejinha are considered high priority targets where exploratory drilling has been performed and returned results and geological data that delineate potential for gold deposits.

There was no activity reported at the Pedra Branca Project during the quarter ended December 31, 2011.

On March 7, 2012, Jaguar executed a binding Memorandum of Understanding (“MOU”) with Xstrata to acquire the remaining 40% interest in the Pedra Branca Project. The Project, which was previously owned jointly by Jaguar and Xstrata on a 60/40 basis, is now 100% controlled by Jaguar. In accordance with the terms of the MOU, Jaguar committed to (a) cash consideration in the amount of $400,000 to be paid in installments; (b) a Net Smelter Royalty (“NSR”) of 1.00% (one percent) payable to Xstrata on future gold production; and (c) rights of first refusal on any Base Metal Dominant Deposit (as defined in the MOU) discovered. Upon such discovery, Xstrata may elect to form a new company owned 30% by MSOL and 70% by Xstrata, by paying 300% of MSOL’s exploration expenditures incurred exclusively on the relevant Base Metal Dominant Area of the property.

EXPLORATION

Jaguar’s exploration activities during the quarter ended December 31, 2011, focused on completion of the 30,000 meter drilling program at the Gurupi Project as well as the expansion of resources and reserves, laterally and at depth, on targets in and around existing operations.

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The table below presents a summary of the Company’s exploration drilling program during the quarter:

Region	Target	Operation/Project	Meters Drilled	Drill Holes
Southern Brazil	Ore Bodies A and B	Turmalina	1,497	7
	Santa Isabel Mine	Paciência	2,534	10
	Pilar Mine	Caeté	1,570	3
Northern Brazil	Cipoeiro	Gurupi Project	1,895	16
	Chega Tudo	Gurupi Project	6,350	24
		Total	13,846	60

Southern Brazil

•	Turmalina - Ore Bodies A and B: As part of a drilling program to test the continuity at depth of the 60[o] dipping and NE-plunging mineralized structure, underground drilling was conducted from collar positions stationed along a 370-meter long exploration drift located on Mine Level 4, which is 370 meters above sea level (“asl”). The purpose of this program is to establish the continuity of the ore bodies at depth, down to Mine Levels 9 and 10.

•	Paciência - Santa Isabel Mine and NW1 Target: The drilling program at the Santa Isabel Mine continued from the 530-meter long underground exploration drift developed on Mine Level 4 (775 meters asl). The objective of this program is to confirm the extension of the ore bodies to Mine Levels 6 and 7.

•	Caeté - Pilar Mine: The Company continued with the underground drilling campaign at the Pilar Mine. Collar positions were located on a 200-meter long exploration drift on Mine Level 3 (545 meters asl) intended to establish the continuity of the 50[o] dipping, SSE plunging mineralized structure in an ore panel down to Mine Levels 8 and 9.

Drilling results have confirmed the continuity of the mineralized structures in all the above mentioned targets, including locally high-grade gold mineralization.

Northern Brazil (Gurupi Project)

During the quarter ended December 31, 2011, Jaguar continued with the 30,000-meter drilling program at the Cipoeiro and Chega Tudo ore bodies. The goal is to upgrade inferred mineral resources to indicated mineral resources in the lateral and deeper portions of these known deposits as well as to increase inferred mineral resources.

The results to date confirm the potential to significantly increase gold indicated mineral resources at the Project's Cipoeiro and Chega Tudo deposits, currently estimated at 69,887,500 tonnes of material at a grade of 1.12 grams per tonne totaling 2.5 million ounces. The infill drilling confirms that the mineralization is consistent with the grade and width indicated from previous drilling programs and the step-out drilling demonstrates that the mineralization is persistent down-dip in both ore bodies as a pervasive pyrite-gold assemblage associated with NW-SE shear zones. Preliminary results from deep holes FCTU0023 and KCT420 at Chega Tudo suggest the extension of the mineralization to a vertical depth of at least 300 meters. This is a significant increase over the previous resource drilling campaigns at the Project that had delineated the mineralization down to 170 meters vertical depth at Cipoeiro and 130 meters vertical depth at Chega Tudo.

While the Company has focused recent drilling and exploration on the Chega Tudo and Cipoeiro ore bodies, the 100 percent Jaguar owned Gurupi concession includes 12 additional, identified targets within the region. These additional targets have not been included in any of the Company's resource estimates or feasibility studies related to the Gurupi project. These targets have been identified as high potential by favorable geology, structures, old artisan mine works, soil and channel sampling anomalies and exploration drilling.

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Highlights of drill intercepts from the Gurupi drilling effort include:

Hole	From	To	Au (g/t)	Length (m)	Ore Type

FCP0028	192.00	214.50	1.31	22.50	Sulfide
FCP0029	66.00	72.00	11.41	6.00	Sulfide
FCP0029	251.00	265.00	1.25	14.00	Sulfide
FCP0030	130.00	135.00	6.03	5.00	Sulfide
FCP0030	197.00	216.00	1.32	19.00	Sulfide
FCP0040	124.00	170.00	3.25	46.00	Sulfide
FCP0042	114.00	167.00	4.22	53.00	Sulfide
FCP0044	15.00	35.20	2.19	20.20	Oxide
FCP0045	62.00	85.00	2.45	23.00	Sulfide
FCP0046	0.00	38.00	2.94	38.00	Oxide
FCTU0016	66.00	75.00	3.90	9.00	Sulfide
FCTU0031	293.00	306.00	1.25	13.00	Sulfide
FCTU0031	359.00	382.00	1.13	23.00	Sulfide
FCTU0032	224.00	247.00	1.00	23.00	Sulfide
FCTU0033	405.00	412.00	1.15	7.00	Sulfide
FCTU0033	438.00	446.00	1.21	8.00	Sulfide
FCTU0035	274.00	288.00	1.72	14.00	Sulfide
FCTU0036	268.00	277.00	1.39	9.00	Sulfide
FCTU0036	288.00	293.00	1.13	5.00	Sulfide
FCTU0038	253.00	269.00	4.44	16.00	Sulfide
FCTU0045	192.00	222.00	1.38	30.00	Sulfide
FCTU0045	262.00	273.00	1.14	11.00	Sulfide

Note: Not all holes represent true thickness.

A new assessment of the Project’s mineral resources inventory is expected to be completed during the second quarter 2012.

The drill results shown above disclosed were reviewed by Wilson Miola, Jaguar's Director of Engineering. Mr. Miola is a Qualified Person as defined by NI 43-101 and amendments and additions thereto. SGS Geosol and Acme Laboratories located in the state of Minas Gerais, Brazil, provided independent sample preparation and assay services, using standard industry practices. There has not been sufficient exploration to define a mineral resource based on these drill results and it is uncertain if further exploration will result in additions to the mineral resources.

MINERAL RESOURCES AND RESERVES

In March 2012, the Company completed an internal reconciliation of its mineral resources and reserves. Mr. Miola audited the internal reconciliation. The tables below set forth mineral resource and reserve estimates for the Turmalina, Paciência and Caeté operations and the Gurupi Project as of December 31, 2011.

At its southern operations in Minas Gerais, the Company has an estimated 4,023,340 ounces of measured and indicated gold mineral resources contained in 34,377,270 tonnes of material at an average grade of 3.64 grams per tonne, and 1,130,520 ounces of inferred gold mineral resources contained in 9,896,080 tonnes of material at an average grade of 3.55 grams per tonne. Estimated proven and probable reserves, which are included in the above mentioned measured and indicated mineral resources, total 1,701,790 ounces of gold contained in 17,463,620 tonnes of ore at an average grade of 3.03 grams per tonne.

At its Gurupi Project in northern Brazil, Jaguar has an estimated 2,518,170 ounces of indicated gold mineral resources contained in 69,887,500 tonnes of material at an average grade of 1.12 grams per tonne, and 616,630

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ounces of inferred gold mineral resources contained in 18,676,700 tonnes of material at an average grade of 1.03 grams per tonne. Estimated probable reserves, which are included in the above mentioned indicated mineral resources, total 2,327,930 ounces of gold contained in 63,756,700 tonnes of material at an average grade of 1.14 grams per tonne.

In total, Jaguar now has an estimated 6,541,510 ounces of measured and indicated gold mineral resources contained in 104,264,770 tonnes of material at an average grade of 1.95 grams per tonne, and 1,747,050 ounces of inferred gold mineral resources contained in 28,572,780 tonnes of material at an average grade of 1.90 grams per tonne. Estimated proven and probable reserves, which are included in the above mentioned measured and indicated mineral resources, total 4,029,720 ounces of gold contained in 81,220,320 tonnes of ore at an average grade of 1.55 grams per tonne.

Table 1 - Summary of Estimated Mineral Resources[1]
	RESOURCES (tonnage in metric tonnes and grades in grams/tonne)								RESOURCES (ounces Au)
	Measured (t)	g/t	Indicated (t)	g/t	Measured + Indicated (t)	g/t	Inferred (t)	g/t	Measured + Indicated	Inferred
Southern Brazil
Paciência
Santa Isabel(2)	2,689,660	3.33	767,560	2.81	3,457,220	3.21	812,230	3.61	357,380	94,330
Other(3) (4)	1,402,110	3.73	1,567,000	3.97	2,969,110	3.86	500,000	5.00	368,370	80,390
Other(5) (6)	268,410	6.44	930,700	4.66	1,199,100	5.06	248,200	4.87	195,020	38,870
Total	4,360,180	3.65	3,265,260	3.89	7,625,430	3.76	1,560,430	4.26	920,770	213,590
Caeté
Pilar(7)	2,488,290	2.99	4,422,800	2.57	6,911,090	2.72	2,581,410	2.47	604,720	205,020
Roça Grande(7)	3,927,060	2.91	5,145,560	3.66	9,072,620	3.34	2,038,770	3.27	973,870	214,680
Other(4) (8)	529,000	5.48	530,000	5.83	1,059,000	5.66	330,000	6.04	192,650	64,090
Other(6) (9)	190,000	7.19	886,800	4.05	1,076,800	4.60	672,600	4.26	159,250	92,130
Total	7,134,350	3.24	10,985,160	3.36	18,119,510	3.31	5,622,780	3.19	1,930,490	575,920
Turmalina
Faina(10)	138,430	4.33	3,206,230	4.13	3,344,660	4.13	1,190,920	3.57	444,595	136,880
Pontal(10)	119,600	2.81	949,900	3.32	1,069,500	3.26	142,400	2.76	112,210	12,640
Ore Body A(11)	1,195,240	6.52	818,160	4.44	2,013,390	5.672	525,310	4.39	367,220	74,150
Ore Body B(11)	359,990	3.56	548,950	3.49	908,940	3.52	357,610	5.18	102,900	59,570
Ore Body C(11)	401,640	4.14	894,190	3.19	1,295,840	3.48	496,630	3.62	145,155	57,770
Total	2,214,900	5.27	6,417,430	3.86	8,632,330	4.22	2,712,870	3.91	1,172,080	341,010
Total Southern Brazil	13,709,430	3.70	20,667,850	3.60	34,377,270	3.64	9,896,080	3.55	4,023,340	1,130,520
Northern Brazil
GurupiProject
Cipoeiro(12)	-	-	49,181,700	1.17	49,181,700	1.17	6,738,900	1.11	1,855,470	239,640
Chega Tudo(12)	-	-	20,705,800	1.00	20,705,800	1.00	11,937,800	0.98	662,700	376,990
Total Northern Brazil	-	-	69,887,500	1.12	69,887,500	1.12	18,676,700	1.03	2,518,170	616,630
TOTAL IN SITU RESOURCES					104,264,770	1.95	28,572,780	1.90	6,541,510	1,747,150

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Table 2 - Summary of Estimated Mineral Reserves[1]
	Proven (t)	g/t	Probable (t)	g/t	Proven + Probable (t)	g/t	Ounces Au
Southern Brazil
Paciência
Santa Isabel(2)	2,466,420	2.99	703,850	2.52	3,170,270	2.88	293,980
Caeté
Pilar(7)	2,032,930	2.67	3,613,430	2.30	5,646,365	2.43	441,760
Roça Grande(7)	1,824,870	2.72	3,063,730	3.42	4,888,600	3.16	495,940
Total	3,857,800	2.69	6,677,160	2.81	10,534,965	2.77	937,700
Turmalina
Ore Body A(11)	1,064,960	5.59	728,980	3.81	1,793,935	4.87	280,730
Ore Body B(11)	320,750	3.06	489,110	2.99	809,860	3.02	78,590
Ore Body C(11)	357,870	3.55	796,720	2.73	1,154,590	2.98	110,790
Total	1,743,580	4.71	2,014,810	3.18	3,758,385	3.89	470,110
Total Southern Brazil	8,067,800	3.22	9,395,820	2.87	17,463,620	3.03	1,701,790

Northern Brazil
Gurupi Project
Cipoeiro(12)	-	-	45,043,500	1.20	45,043,500	1.20	1,734,860
Chega Tudo(12)	-	-	18,713,200	0.99	18,713,200	0.99	593,070
Total Northern Brazil	-	-	63,756,700	1.14	63,756,700	1.14	2,327,930
TOTAL	8,067,800	3.22	73,152,520	1.36	81,220,320	1.55	4,029,720

Notes to Tables 1 and 2

(1)	Mineral Resources listed include Mineral Reserves. Some columns and rows may not total due to rounding.
(2)	TechnoMine NI 43-101 Feasibility Study Technical Report on the Paciência Gold Project Santa Isabel Mine filed on SEDAR on August 9, 2007.
(3)	Rio de Peixe, Bahú, and Marzagão.
(4)	TechnoMine NI 43-101 Technical Report on the Quadrilátero Gold Project filed on SEDAR on December 23, 2004.
(5)	Palmital, Ouro Fino, Quati, BIF Norte, and Bocaina.
(6)	TechnoMine NI 43-101 Multi-Target Resource Estimate Technical Report filed on SEDAR on June 21, 2011.
(7)	TechnoMine NI 43-101 Amended Feasibility Study Technical Report on the Caeté Gold Project filed on SEDAR on March 21, 2011.
(8)	Juca Vieira and Morro do Adão.
(9)	Boa Vista, Fernandes, Camará I, Camará II, and Serra Paraíso.
(10)	TechnoMine NI 43-101 Technical Report on the Turmalina Gold Mining Complex filed on SEDAR on November 9, 2011.
(11)	TechnoMine NI 43-101 Feasibility Study Technical Report on the Turmalina Phase I Expansion Project filed on SEDAR on September 11, 2008.
(12)	TechnoMine NI 43-101 Feasibility Study Technical Report on the Gurupi Project filed on SEDAR on January 31, 2011.

FINANCIAL REVIEW

During the quarter ended December 31, 2011, the market price of gold (London PM Fix) traded in a range from $1,531 to $1,795 and averaged $1,686 per troy ounce. This was approximately 23 percent higher than the average price for the quarter ended December 31, 2010. Gold prices were highly volatile during the quarter and have continued to be influenced by interest rates, uncertainty in the credit and financial markets, political unrest in Europe and the Middle East, investment patterns around the world, physical demand and inflation expectations.

The Company reports its financial statements in US$. However, a significant portion of the Company’s expenses are incurred in either Cdn$ or R$. The average rates of exchange for the Cdn$ per US$1.00 for the quarters ended December 31, 2011 and 2010 were 1.02 and 1.01 respectively. The average rates of exchange for the R$ per US$1.00 for the quarters ended December 31, 2011 and 2010 were 1.80 and 1.70 respectively.

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Summary of Quarterly Results

The following chart summarizes the Company’s quarterly results of operations for the previous eight quarters:

	Quarter Ended
	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar
($ in 000s, except per share amounts)	2011	2011	2011	2011	2010	2010	2010	2010
Net sales	$57,398	$70,041	$60,557	$55,140	$44,554	$48,712	$36,853	$40,670
Net income (loss)	(33,661)	(51,272)	15,586	3,724	(9,633)	19,230	(14,238)	26,818
Basic income (loss) per share	(0.40)	(0.61)	0.18	0.04	(0.11)	0.23	(0.17)	0.32
Diluted income (loss) per share	(0.40)	(0.61)	0.18	0.04	(0.11)	0.23	(0.17)	0.31

Net sales over the periods shown above generally trended higher due to both an increase in ounces of gold sold and an increase in the average realized gold price. However, the most recent quarter was affected by dilution which occurred at Turmalina as a result of poor ground conditions in Ore Body A and reduced feed grades at Paciência. Paciência was also affected by mechanical problems with the ball mills at the processing plant and the effects of record levels of rainfall which reduced ore transport from the higher grade Ouro Fino Mine.

Summary of Key Operating Results

	Quarter Ended		Year Ended
	December 31		December 31
	2011	2010	2011	2010

($ in 000s, except per share amounts)
Gold sales	$57,398	$44,554	$243,137	$170,788
Ounces sold	34,157	34,134	155,525	140,530
Average sales price ($ per ounce)	1,680	1,306	1,563	1,215
Gross profit	1,817	2,813	43,352	12,605
Net income (loss)	(33,661)	(9,633)	(65,623)	22,177
Basic income (loss) per share	(0.40)	(0.12)	(0.78)	0.26
Diluted income (loss) per share	(0.40)	(0.11)	(0.78)	0.26
Weighted avg. # of shares outstanding - basic	84,409,648	84,259,191	84,386,569	84,152,914
Weighted avg. # of shares outstanding - diluted	84,409,648	84,259,191	84,386,569	85,132,068

Quarter Ended December 31, 2011 Compared to December 31, 2010

Sales in the quarter ended December 31, 2011 increased $12.8 million or 29 percent from the quarter ended December 31, 2010, primarily due to an increase in the average realized gold price. The number of ounces of gold sold was 34,157 ounces in the quarter December 31, 2011 compared to 34,134 ounces in the quarter ended December 31, 2010. The average realized gold price increased to $1,680 per ounce from $1,306 per ounce in the same quarter in 2010.

Sales in the year ended December 31, 2011 increased $72.3 million or 42 percent from the year ended December 31, 2010, primarily due to an increase in the ounces of gold sold and an increase in the average realized gold price. The number of ounces of gold sold increased 11 percent to 155,525 ounces in the year December 31, 2011 compared to 140,530 ounces in the year ended December 31, 2010. The average realized gold price increased to $1,563 per ounce from $1,215 per ounce in the year ended December 31, 2010.

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Gross profit for the quarter ended December 31, 2011 decreased to $1.8 million from $2.8 million for the quarter ended December 31, 2010. For the year ended December 31, 2011, gross profit increased to $43.4 million from $12.6 million for the year ended December 31, 2010 primarily due to the increase in gold sales. The Company recognized net losses of $33.7 million and $9.6 million for the quarters ended December 31, 2011 and 2010, respectively. For the year ended December 31, 2011, the Company recognized a net loss of $65.6 million versus net income of $22.1 million for the year ended December 2010. The net loss for the year ended December 31, 2011 is primarily due to a $32.3 million non-cash, non-operating expense from an unrealized loss on the conversion option embedded in the convertible debt; $12.5 million non-cash interest expense; $8.5 million foreign exchange loss resulting from a significant decline in the value of the R$ vs. the US$; and $8.4 million of deferred income taxes.

Review of Certain Operating Expenses and Other Income and Expenses

	Quarter Ended		Year Ended
	December 31		December 31
	2011	2010	2011	2010

($ in 000s)
Stock based compensation	$2,371	$1,265	$3,317	$(818)
Administration	8,788	6,351	25,506	20,600
Derivative (gain) loss	(386)	(1,024)	420	(705)
Conversion option embedded in convertible debt (gain) loss	12,830	247	32,250	(46,580)
Foreign exchange (gain) loss	(463)	(519)	8,480	(1,244)
Interest expense	7,042	4,335	27,001	16,836
Interest income	(2,051)	(715)	(9,237)	(3,870)

Stock based compensation expense varies depending upon fluctuations in Jaguar’s share price, as well as the timing of the vesting of Jaguar’s stock options, deferred share units, restricted share units, and share appreciation rights. The stock based compensation expense (recovery) for the quarter ended December 31, 2011 includes $191,000 for deferred share units, $520,000 for restricted share units, $1.7 million for share appreciation rights.

Administrative costs increased from $6.4 million during the quarter ended December 31, 2010 to $8.8 million (an increase of 37%) during the quarter ended December 31, 2011 and increased from $20.6 million for the year ended December 31, 2010 to $25.5 million (24%) for the year ended December 31, 2011. Administration costs include legal and accounting costs, costs to maintain offices and personnel, costs associated with being a publicly-traded company and $3.7 million of separation costs to former key executives.

The Company recognized an unrealized gain of $893,000 for the quarter ended December 31, 2011 versus an unrealized loss of $509,000 for the quarter ended December 31, 2010 on forward foreign exchange contracts used to manage currency exposure on the R$. The Company also recognized a realized loss of $507,000 for the quarter ended December 31, 2011 versus a realized gain of $717,000 for the quarter ended December 31, 2010 on forward foreign exchange contracts. For the year ended December 31, 2011, the Company recognized an unrealized loss of $168,000 and a realized loss of $58,000 compared to an unrealized loss of $1.1 million and a realized gain of $2.5 million during the year ended December 31, 2010. The closing price of the US$ strengthened against the R$ from 1.66 to 1.86 during the year ended December 31, 2011. (See Risk Management Policies – Hedging).

The conversion option component embedded in the 4.5 percent convertible notes and the 5.5 percent convertible notes is treated as a derivative liability and carried at fair value using the Crank-Nicolson valuation model. The valuation model requires inputs, such as the Jaguar common share price, volatility and credit spread. The change in fair value is a non-cash item which is recorded in the Statement of Operations and Comprehensive Income (Loss). During the quarter ended December 31, 2011, a loss of $12.8 million (year ended December 31, 2011 - $32.3 million) compared to a $247,000 loss during the quarter ended December 31, 2010 (year ended December 31, 2010 - $46.6 million gain) was recognized. The increase in the recognized loss during 2012 is primarily due to an increase in the share price volatility and credit spread.

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A foreign exchange gain of $463,000 was recognized during the quarter ended December 31, 2011 ($8.5 million loss – year ended December 31, 2011) versus a gain of $519,000 during the quarter ended December 31, 2010 ($1.2 million gain – year ended December 31, 2010) primarily due to volatility of the R$ and Cdn$. During the year ended December 31, 2011, foreign exchange losses were incurred primarily due to cash on hand held in Brazil and Canada, and prepaid taxes recoverable from the Brazilian tax authorities. The foreign exchange losses were offset by foreign exchange gains on reclamation provisions, deferred tax liabilities and deferred compensation liabilities. The foreign exchange gains and losses are due to changes in the R$ and Cdn$ versus the US$.

Interest expense increased from $4.3 million during the quarter ended December 31, 2010 to $7.0 million during the quarter ended December 31, 2011. Included in interest expense for the quarter ended December 31, 2011 is $3.3 million of non-cash interest expense relating to the amortization of the discounts on the convertible notes (quarter ended December 31, 2010 - $2.1 million). During February 2011, the Company issued $103.5 million of 5.5 percent unsecured convertible notes which bear interest at a rate of 5.5 percent per annum, payable semi-annually in arrears on March 31 and September 30 of each year, beginning on September 30, 2011 and maturing on March 31, 2016. (See Cash Flow Highlights.)

Interest income increased from $715,000 during the quarter ended December 31, 2010 (year ended December 31, 2010 - $3.9 million) to $2.1 million during the quarter ended December 31, 2011 (year ended December 31, 2011 - $9.2 million). Interest income was earned on deposits held in banks in Canada, the U.S. and Brazil.

FINANCIAL CONDITION, CASH FLOW, LIQUIDITY AND CAPITAL RESOURCES

Cash Flow Highlights

($ in 000s)

	Quarter Ended		Year Ended
	December 31		December 31
	2011	2010	2011	2010
Operating activities	$889	$5,983	$71,919	$30,726
Financing activities	(3,053)	9,173	78,651	20,326
Investing activities	(30,371)	(24,551)	(110,465)	(132,036)
Effect of foreign exchange on non-U.S. dollar denominated cash and cash equivalents	5,285	(559)	(4,853)	(1,049)
Increase (decrease) in cash for the period	$(27,250.00)	$(9,954.00)	$35,252	$(82,033.00)
Beginning cash balance	101,725	49,177	39,223	121,256
Ending cash balance[1]	$74,475	$39,223	$74,475	$39,223

1Cash balance excludes $909,000 of restricted cash on December 31, 2011 and $908,000 on December 31, 2010.

As at December 31, 2011 and December 31, 2010, the Company had cash and cash equivalents of $74.5 million and $39.2 million, respectively.

Cash flow from operating activities generated $889,000 of cash during the quarter ended December 31, 2011 versus $6.0 million generated during the quarter ended December 31, 2010. Cash flow from operating activities generated $71.9 million of cash during the year ended December 31, 2011 versus $30.7 million generated during the year ended December 31, 2010.

Cash flow from financing activities consumed $3.1 million of cash during the quarter ended December 31, 2011 and generated $9.2 million during the quarter ended December 31, 2010. During the year ended December 31, 2011, financing activities generated $78.7 million primarily as a result of the issuance of $103.5 million of 5.50% senior convertible notes during February 2011.

Investing activities consumed $30.4 million of cash during the quarter ended December 31, 2011 ($110.5 million for the year ended December 31, 2011) versus $24.6 million for the quarter ended December 31, 2010 ($132.0 million for the year ended December 31, 2010). The funds were primarily used for underground development.

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The effect of foreign exchange on non-US$ denominated cash and cash equivalents was a $5.3 million gain during the quarter ended December 31, 2011 ($4.9 million loss for the year ended December 31, 2011), compared to a $559,000 loss during the quarter ended December 31, 2010 ($1.0 million loss for the year ended December 31, 2010). This reflects the changes of the R$ and Cdn$ versus the US$ during the respective periods.

Cash Requirements – 2011 Capital Spending Program

($ in 000s)

	Quarter Ended		Year Ended
	December 31		December 31
	2011	2010	2011	2010
Operating activities	$889	$5,983	$71,919	$30,726
Financing activities	(3,053)	9,173	78,651	20,326
Investing activities	(30,371)	(24,551)	(110,465)	(132,036)
Effect of foreign exchange on non-U.S. dollar denominated cash and cash equivalents	5,285	(559)	(4,853)	(1,049)
Increase (decrease) in cash for the period	$(27,250)	$(9,954)	$35,252	$(82,033)
Beginning cash balance	101,725	49,177	39,223	121,256
Ending cash balance[1]	$74,475	$39,223	$74,475	$39,223

The Company believes that its cash held in accounts, cash flow generated by operations, debt, and other identified sources of capital is sufficient to finance its operations to execute on its plan.

Total Capital Spending During the Period

($ in 000s)

	Quarter Ended December 31 2011	Year Ended December 31 2011
Capital spending - excluding exploration	$26,357	$96,191
Capital spending - exploration	4,014	14,274
Total capital spending	$30,371	$110,465

Amount paid in cash	30,371	110,465
Amount financed	-	-
Total capital spending	$30,371	$110,465

The primary uses of capital during 2011 were as follows:

(a)	Gurupi exploration and pre-development;
(b)	sustaining capital to maintain existing operations; and
(c)	exploration at brownfield properties in the Iron Quadrangle.

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Commitments

The Company’s commitments as of December 31, 2011 are summarized as follows ($ in 000s):

Commitments	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
Financial Liabilities
Notes payable
Principal	$22,779	$174,233	$103,687	$-	$300,699
Interest	13,732	30,033	8,559	-	52,324
Derivatives
Forward foreign exchage contracts	-	-	-	-	-
	$36,511	$204,266	$112,246	$-	$353,023
Other Commitments
Operating lease agreements	$192	$-	$-	$-	$192
Management agreement[1]
Operations	30	-	-	-	30
Suppliers' agreements
Mine operations[2]	2,474	-	-	-	2,474
Drilling[3]	1,161	-	-	-	1,161
Reclamation provisions[4]	2,197	4,481	5,344	14,899	26,921
	$6,054	$4,481	$5,344	$14,899	$30,778

Total	$42,565	$208,747	$117,590	$14,899	$383,801

1 The IMS Engenharia Mineral Ltda. (“IMS”) management agreement was terminated on December 31, 2011. The terms of the termination agreement provided for a payment of $30,000 in January 2012 for services performed subsequent to the year end and termination benefits of $2.2 million which are included in accounts payable and accrued liabilities as at December 31, 2011. Subsequent to December 31, 2011, the Company entered into separate consulting agreements with the principals of IMS committing the company to payments of an additional $230,000 due in 2012 and $10,000 due in 2013.

2 The Company has the right to cancel the mine operations contracts with 30 days advance notice. The amount included in the contractual obligations table represents the amount due within 30 days.

3 The Company has the right to cancel the drilling contracts with 30 to 60 days advance notice. The amount included in the contractual obligations table represents the amount due within 30 to 60 days.

4 The reclamation provisions are not adjusted for inflation and are not discounted.

Balance Sheet Highlights

($ in 000s)

	December 31	December 31
	2011	2010
Current assets	$134,076	$95,409
Long term assets	526,590	473,969
Total assets	$660,666	$569,378

Current liabilities	$87,249	$75,967
Long term liabilities	335,608	192,941
Total liabilities	$422,857	$268,908

Working capital increased $27.4 million from $19.4 million at December 31, 2010 to $46.8 million at December 31, 2011. In February 2011, the Company issued $103.5 million of 5.5% senior unsecured convertible notes. During the quarter ended December 31, 2011, the Company invested $30.4 million for capital expenditures. (See Total Capital Spending during the Period)

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Risk Management Policies – Hedging

Forward Foreign Exchange Contracts – Derivative Financial Instruments

The Company manages its exposure to changes in foreign exchange rates through the use of forward foreign exchange contracts to hedge certain future transactions denominated in foreign currencies. The Company hedges anticipated but not yet committed foreign currency transactions when they are probable and the significant characteristics and expected terms are identified. As of December 31, 2011, the Company has no forward foreign exchange contracts outstanding.

The Statement of Operations and Comprehensive Income (Loss) include the following amounts of unrealized and realized gains or losses on foreign exchange derivatives ($ in 000s):

	Quarter Ended		Year Ended
	December 31		December 31
	2011	2010	2011	2010
Unrealized (gain) loss	$(893)	$509	$168	$1,111
Realized (gain) loss	507	(717)	58	(2,502)
Total	$(386)	$(208)	$226	$(1,391)

The forward exchange contracts are considered derivative financial instruments and are used for risk management purposes and not for generating trading profits. The Company closely monitors exchange rates and, as deemed appropriate by management, will continue to enter into forward currency contracts with the aim of minimizing the impact of adverse changes of the R$ and US$ relationship.

The Company is exposed to credit-related losses in the event of non-performance by two major international financial institutions handling the derivative financial instruments, but does not expect these highly rated counterparties to fail to meet their obligations.

Hedge accounting is not applied to these derivative financial instruments. The unrealized gains and losses are recognized in the operating income of the Company and are primarily a result of the difference between the spot price of the R$ and the forward currency contract price as at the balance sheet date.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet investment or debt arrangements.

INCOME TAXES

The Company recorded an income tax expense of $11.9 million for the year ended December 31, 2011 compared to an income tax expense of $1.4 million for the year ended December 31, 2010. The income tax provision reflects a current income tax expense of $3.5 million and a deferred income tax expense of $8.4 million. This compares to a current income tax expense of $1.6 million and a deferred income tax recovery of $0.2 million for the year ended December 31, 2010. The income tax expense reflects the taxes incurred in its Brazil subsidiaries, withholding taxes on inter-company debt interest and the impact of unrecognized deferred tax asset. The increase in the tax provision is due mainly to an increase in value of the U.S. dollar during the year ended December 31, 2011, and its effect on the non-monetary assets.

The Consolidated Balance Sheet reflects a current tax liability of $19.0 million as of December 31, 2011 and $16.7 million at December 31, 2010; and a deferred income tax liability of $8.6 million as of December 31, 2011 and $215,000 at December 31, 2010.

The income tax provision is subject to a number of factors, including the allocation of income between different countries, different tax rates in the various jurisdictions, the non-recognition of tax assets, foreign currency

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exchange rate movements, changes in tax laws and the impact of specific transactions and assessments. Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company’s effective tax rate will fluctuate in future periods.

The Company has approximately $66.6 million of tax losses available for carryforward in Canada and $63.7 million of tax losses available for carry forward in Brazil, which can be carried forward indefinitely. However, only 30 percent of taxable income in Brazil in one year can be applied against the loss carryforward balance.

RELATED PARTY TRANSACTIONS

Transactions with Subsidiaries:

The Company has transferred funds to its subsidiaries MSOL, MTL and MCT in the form of loans at a rate of 3 month LIBOR plus 4% and export loans at a rate of 6 month LIBOR plus 4%. Loans and interest have been eliminated upon consolidation.

During the year, the Company received dividends and a repayment of capital from its subsidiary MTL. During 2010 and 2011, the Company received interest and loan repayments from its subsidiary MSOL. These transactions were eliminated upon consolidation.

Transactions with Joint Venture:

The Company is engaged in gold exploration at a greenfield site (Pedra Branca Project) in the State of Ceará in northern Brazil covering 35,363 hectares through a joint venture with Xstrata.

Transactions with Directors and Key Management:

The Company transacts with key individuals from management and with its directors who have authority and responsibility to plan, direct and control the activities of the Company. The nature of these dealings were in the form of payments for services rendered in their capacity as directors (director fees, including stock-based payments) and as employees of the Company (salaries, benefits and share-based payments).

Key management personnel are defined as the executive officers of the Company, including the President and Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, the Corporate Secretary, the Vice President of Exploration and Engineering, and the Vice President of Corporate Management.

During 2011 and 2010, remuneration to directors and key management personnel were as follows:

i)	Compensation of Directors

Compensation of the directors comprised:

	2011	2010
Fees earned and other compensation	$480	$259
Share-based compensation	1,134	(389)
	$1,614	$(130)

Fees earned and other compensation paid represents fees paid to the non-executive chairman and the non-executive directors during the financial year.

A portion of the directors' compensation is settled with the Company's share-based plans (The Jaguar Stock Option Plan, Deferred Stock Unit Plan and Stock Appreciation Rights Plan).

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ii)	Compensation of Key Management Personnel

Compensation of key management personnel comprised:

	2011	2010
Fees earned and other compensation	$2,748	$2,524
Termination benefits	3,715	-
Post-employment benefits	19	24
Share-based compensation	933	(1,634)
	$7,415	$914

 Share-based compensation includes the recognized cost to the Company of senior management's participation in share-based payments plans, as measured by the fair value of options, RSUs and SARs granted, accounted for in accordance with IFRS 2 "Share-based Payments".

Other Related Party Transactions:

The Company incurred management fees from IMS Engenharia Mineral Ltda. a company owned by two officers of the Company, under a service agreement with IMSE to render senior management services. The fees are included in management fees in the Statements of Operations and Comprehensive Income (Loss). The agreement was terminated on December 31, 2011. During the first quarter of 2012, the Company entered into new consulting agreements with respective terms of twelve months.

	Years Ended
	December 31,
	2011	2010
Management fees	$3,016	$1,131

The Company incurred and recovered the following expenditures under cost-sharing arrangements with Brazilian Resources, Inc. (“BZI”), a corporate shareholder:

	Years Ended
	December 31,
	2011	2010
Occupancy fees	$180	$180
Rental income	$(123)	$(29)
Consulting fees and
administrative charges	$377	$140
Consulting revenue	$(39)	$(29)

As at December 31, 2011, prepaid expenses and sundry assets include $40,000 recoverable from BZI relating to consulting fees (December 31, 2010 - $70,000 relating to leasehold improvements of administrative offices paid by the Company), and $55,000 due from BZI relating to rental income for administrative offices in Belo Horizonte (December 31, 2010 - $29,000).

The occupancy costs, consulting fees and administrative service fees are included in the Statements of Operations and Comprehensive Income (Loss).

As at December 31, 2011, prepaid expenses and sundry assets include $14,000 from Prometálica Centro Oeste Mineração Ltda. (“PCO”) (December 31, 2010 - $16,000) relating to rental of temporarily idle equipment and the

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use of administrative offices in 2008. PCO is controlled by IMS Empreendimentos Ltda. (“IMS”), a founding shareholder of the Company.

On September 26, 2011, BZI and IMS agreed to convert obligations under the net smelter royalty agreement with Prometálica Mineração Ltda. (“PML”) into an obligation to make a principal payment amount of $1.2 million in three annual installments commencing December 2011. The primary shareholders of PML are BZI and IMS. BZI and IMS are each committed to pay 50% of the obligations under this settlement agreement. Interest at a rate of 4% per annum will also be paid with each principal installment. As at December 31, 2011 BZI had not paid the first installment of $204,000 due on December 31, 2011. Subsequent to the year end the payment was received from BZI. As at December 31, 2011, prepaid and sundry assets include $600,000 current and $350,000 long term receivables relating to this agreement (December 31, 2010 net smelter royalty - $1.0 million).

The Company’s subsidiaries MSOL and Mineração Turmalina Ltda. (“MTL”) were required to pay an employment claim of a former employee who performed work for MSOL, then owned by BZI, and other BZI companies. BZI has guaranteed the amount owed to the Company of R$386,000 ($206,000). As at December 31, 2011, prepaid expenses and sundry assets include $206,000 receivable from BW Mineração, a wholly-owned subsidiary of BZI (December 31, 2010 - $227,000.)

The above related party transactions are in the normal course of operations and have been measured at the exchange amount agreed upon between the related parties.

CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Certain estimates, such as those related to the valuation of mineral exploration projects, recoverable taxes, deferred tax assets and liabilities, reclamation provision, derivatives, option component of convertible notes, liabilities associated with certain long-term incentive plans, measurement of inventory and disclosure of contingent assets and liabilities depend on subjective or complex judgments about matters that may be uncertain. Changes in those estimates could materially impact the Company’s condensed interim financial statements.

The judgments that management has applied in the application of accounting policies and related estimates that have the most significant effect on the amounts recognized are discussed in Note 2(d) of the Company’s December 31, 2011 consolidated financial statements available on SEDAR and EDGAR.

NON-IFRS PERFORMANCE MEASURES

The Company has included the non-IFRS performance measures Cash Operating Cost per tonne processed, Cash Operating Cost per ounce processed and Cash Operating Margin per ounce of gold in this document. These non-IFRS performance measures do not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other companies. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. More specifically, management believes that these figures are a useful indicator to investors and management of a mine’s performance as they provide (1) a measure of the mine’s cash margin per tonne/ounce, by comparison of the cash operating costs per tonne/ounce to the price of gold, (2) the trend in costs as the mine matures, and (3) an internal benchmark of performance to allow for comparison against other

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mines. The definitions for these performance measures and reconciliation of the non-IFRS measures to reported IFRS measures are as follows:

Cash Operating Margin per Ounce of Gold	Quarter Ended		Year Ended
	December 31		December 31
	2011	2010	2011	2010

Average sales price per ounce gold	$1,680	$1,306	$1,563	$1,215
less
Cash operating cost per ounce gold produced	1,114	762	870	732
equals
Cash operating margin per ounce gold	$566	$544	$693	$483

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Summary of Cash Operating Cost per tonne processed	Quarter Ended December 31 2011	Year Ended December 31 2011
Production costs per statement of operations[1]	$36,211,000	$133,390,000
Change in inventory [2]	2,803,000	1,322,000
Operational cost of gold produced [3]	39,014,000	134,712,000
divided by
Tonnes processed	465,000	1,789,000
equals
Cost per tonne processed	$83.90	$75.30

Turmalina Cash Operating Cost per tonne processed	Quarter Ended December 31 2011	Year Ended December 31 2011
Production costs	$15,441,000	$53,532,000
Change in inventory [2]	398,000	(1,171,000)
Operational cost of gold produced [3]	15,839,000	52,361,000
divided by
Tonnes processed	181,000	655,000
equals
Cost per tonne processed	$87.50	$79.90

Paciência Cash Operating Cost per tonne processed	Quarter Ended December 31 2011	Year Ended December 31 2011
Production costs	$7,407,000	$29,969,000
Change in inventory [2]	1,386,000	1,745,000
Operational cost of gold produced [3]	8,793,000	31,714,000
divided by
Tonnes processed	108,000	460,000
equals
Cost per tonne processed	$81.40	$68.90

Caeté Cash Operating Cost per tonne processed	Quarter Ended December 31 2011	Year Ended December 31 2011
Production costs	$13,363,000	$49,889,000
Change in inventory [2]	1,019,000	748,000
Operational cost of gold produced [3]	14,382,000	50,637,000
divided by
Tonnes processed	176,000	674,000
equals
Cost per tonne processed	$81.70	$75.10

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Summary of Cash Operating Cost per oz of gold produced	Quarter Ended December 31, 2011	Year Ended December 31, 2011
Production costs per statement of operations[1]	$36,211,000	$133,390,000
Change in inventory [2]	993,000	2,125,000
Operational cost of gold produced [3]	37,204,000	135,515,000
divided by
Gold produced (oz)	33,397	155,764
equals
Cost per oz of gold produced	$1,114	$870

Turmalina Plant Cash Operating Cost per oz produced	Quarter Ended December 31, 2011	Year Ended December 31, 2011
Production costs	$15,441,000	$53,532,000
Change in inventory [2]	(392,000)	868,000
Operational cost of gold produced [3]	15,049,000	54,400,000
divided by
Gold produced (oz)	13,470	61,400
equals
Cost per oz of gold produced	$1,117	$886

Paciência Plant Cash Operating Cost per oz produced	Quarter Ended December 31, 2011	Year Ended December 31, 2011
Production costs	$7,407,000	$29,969,000
Change in inventory [2]	1,264,000	1,184,000
Operational cost of gold produced [3]	8,671,000	31,153,000
divided by
Gold produced (oz)	6,632	39,581
equals
Cost per oz of gold produced	$1,307	$787

Caeté Cash Operating Cost per oz produced	Quarter Ended December 31, 2011	Year Ended December 31, 2011
Production costs	$13,363,000	$49,889,000
Change in inventory [2]	121,000	73,000
Operational cost of gold produced [3]	13,484,000	49,962,000
divided by
Gold produced (oz)	13,295	54,783
equals
Cost per oz of gold produced	$1,014	$912

1 Production costs do not include cost of goods sold adjustment of approximately $4.8 million, royalties of $1.3 million and CFEM tax of $576,000 for the quarter ended December 31, 2011. The cost of goods sold adjustment includes idle capacity costs of $2.1 million and an inventory write-down of $2.2million. Production costs do not include cost of goods sold adjustment of approximately $11.7 million, royalties of $5.8 million and CFEM tax of $2.4 million for the year ended December 31, 2011. The cost of goods sold adjustment includes idle capacity costs of $6.7 million and an inventory write-down of $2.2 million.

2 Under the Company’s revenue recognition policy, revenue is recognized when legal title passes. Since total cash operating costs are calculated on a production basis, this change reflects the portion of gold production for which revenue has not been recognized in the period.

3 The basis for calculating cost per ounce produced includes the change to gold in process inventory, whereas the cost per tonne processed does not.

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DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining a system of disclosure control and procedures to provide reasonable assurance that all material information relating to the Company is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure.

Management is also responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There have been no changes, other than the changes related to the Company’s IFRS transition, during the quarter ended December 31, 2011 that, in management’s view, would have materially affected, or that are reasonably likely to materially affect, the Company’s internal control over financial reporting.

SUBSEQUENT EVENT

On March 21, 2012, the Board adopted a limited duration shareholder rights plan (the “Shareholder Rights Plan”). The Shareholder Rights Plan will expire 120 days after its adoption. The Shareholder Rights Plan is intended to: (a) ensure, to the extent possible, that all holders of common shares and the Board have adequate time to consider and evaluate any unsolicited take-over bid for the common shares; (b) provide the Board with adequate time to identify, solicit, develop and negotiate value-enhancing alternatives, as considered appropriate, to any such unsolicited take-over bid; (c) provide the Board with adequate time to continue to identify, solicit, develop and negotiate value-enhancing transactions, as considered appropriate, as part of the Strategic Review Process; (d) encourage the fair treatment of Jaguar's securityholders in connection with any unsolicited take-over bid made for its common shares; and (e) generally assist the Board in enhancing shareholder value. The rights issued under the Shareholder Rights Plan will become exercisable if a person, together with its affiliates, associates and joint actors (all as defined in the Shareholder Rights Plan), acquires or announces an intention to acquire beneficial ownership of Common Shares which, when aggregated with its current holdings, total 20% or more of the Company's outstanding common shares (determined in the manner set out in the Shareholder Rights Plan) without complying with the “Permitted Bid” provisions of the Shareholder Rights Plan or without approval of the Board. In the event that the rights become exercisable, the rights will entitle shareholders, other than the acquiring person and its affiliates and associates and persons acting jointly or in concert with it, to purchase additional common shares at a substantial discount to the market price of the Company's common shares at that time. See “CORPORATE TRANSACTIONS” in the Company's AIF for a more complete summary of the Shareholder Rights Plan. A copy of the Shareholder Rights Plan is available on SEDAR and EDGAR.

OUTSTANDING SHARE DATA

The Company’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange.

As at March 23, 2012, the Company has 84,409,648 issued and outstanding common shares, as well as 4,005,000 stock options outstanding.

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GLOSSARY OF MINING TERMS

Carbon-in-leach

A gold recovery process in which a slurry of gold-bearing ore, activated carbon and cyanide are mixed together. The cyanide leaches the gold, which is then immediately adsorbed onto the carbon and in a separated operation (elution), separated from the carbon in stripping vessels.

Carbon-in-pulp

Similar to the carbon-in-leach process, but initially the slurry is subjected to cyanide leaching on a separate set of tanks followed by adsorption via carbon-in-pulp. Carbon-in-leach is a simultaneous leaching-adsorption process.

Conversion factors

The mass, area and grade below are commonly used in the gold industry. Their conversion factors are also provided below:

To Convert	To SI	Multiply By
Imperial Units	Units
Acres	Hectares	0.404686
Feet	Metres	0.30480
Miles	Kilometres	1.609344
Ounces (troy)	Grams	31.1035
Pounds	Kilograms	0.454
Short tons	Tonnes	0.907185
Troy ounces per ton	Grams per tonne	34.2857

Cut-off grade

The minimum metal grade at which a tonne of rock can be mined and processed at a profit.

Deposit

A mineralized body which has been physically delineated by sufficient drilling, trenching and/or underground work and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures; such a mineralized body does not qualify as a commercially mineable ore body or as containing mineral reserves until final legal, technical and economic factors have been determined.

Development or mine development

Operations involved in preparing of a mine for ore extraction. These operations include tunneling, sinking, crosscutting, drifting and raising.

Diamond or core drill

A type of rotary drill in which the cutting is done by abrasion rather than percussion. The cutting bit is set with diamonds and is attached to the end of long hollow rods through which water is pumped to the cutting face. The drill cuts a core of rock, which is recovered in long cylindrical sections, an inch or more in diameter.

Dilution

The effect of waste or low-grade ore being included in the mined ore, lowering the recovered grade.

Doré

The precious metals product of the smelter, containing mainly gold and silver, which requires additional refining to high purity gold.

Drifting

The driving of tunnels through rock usually on the horizontal plane.

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Feasibility study

A detailed study and its report showing the economic benefit of placing a prospective ore body or deposit of minerals within a mineral property into production. This report typically includes, inter alia, the specific portion or portions of the property that should be included in a development block, conclusions and recommendations regarding any adjustments that should be made to the boundaries of a development block, a description of the work to be performed in order to develop the mineral resources within the development block and to construct a mine or mines, mineral processing plant or plants and their (mine/plant) related facilities on the development block, the estimated capital and operating costs thereof, a proposed schedule for the timing of development and mine construction, the economic evaluation of the mining and mineral processing undertaking, and an assessment of the environmental and social impacts of the operation, along with the information obtained and evaluations made in respect thereof. The report portrays the justified conversion of measured and indicated resources into proven and probable reserves, respectively.

Grade

The concentrations of metal or valuable mineral in a body of rock, usually expressed as a percentage or in grams per tonne or ounces per tonne.

Heap leaching

A process whereby gold is extracted by “heaping” broken ore on sloping impermeable pads and spraying the heaps with a weak cyanide solution which leaches the gold content. The gold-laden solution trickles down the heap and is collected for gold recovery.

Indicated mineral resource

An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, density, shape, and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred mineral resource

An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Measured mineral resource

A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, density, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineral reserve

A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve including diluting materials and allowances for losses that may occur when the material is mined.

Mineral resource

A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form or quantity and of such a grade or quality that has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

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Mineralization

Mineral-bearing rock; the minerals may have been either part of the original rock unit or injected at a later time.

NI 43-101

Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects of the Canadian Securities Regulators.

Ore

Rock mass, generally containing metallic and non-metallic minerals that can be mined and processed at a profit.

Ounce (troy)

All ounces referred herein are troy ounces. Despite the world’s gradual conversion to the metric system, the troy ounce remains a fixture of the gold industry and the most important basis for expressing quotations of most gold markets. One troy ounce equals approximately 31.1 grams in mass. There are 32.15 troy ounces in a kilogram.

Plant recovery rate (Metallurgical Recovery)

The percentage of valuable metal in the mill feed ore that is recovered by metallurgical treatment process.

Probable mineral reserve

A probable mineral reserve is the economically mineable part of an indicated, and in some circumstances a measured mineral resource, demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven mineral reserve

A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Qualified person or QP

An individual who, in accordance with NI 43-101: (a) is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation of a mineral project, or any combination of these; (b) has experience relevant to the subject matter of the mineral project and the technical report; and (c) is a member in good standing of a NI 43-101 recognized professional association.

Ramp

An inclined underground tunnel that provides access to a mineralized or ore body for exploration, ventilation and/or mining purposes in underground exploratory works or mine.

Reclamation

The process by which lands disturbed as a result of mining activity are reclaimed back to a beneficial land use. Reclamation activity includes the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings impoundments, leach pads and other mine features, and contouring, covering and revegetation of waste rock piles and other disturbed areas.Refractory ore

Mineralization in which much of the gold is encapsulated in sulfides and/or other minerals and is not readily amenable to dissolution (leaching) by cyanide solutions (unlike oxidized ore), even with fine grinding.

Reserves and resources

The Company’s classification of mineral reserves and resources and the subcategories of each conforms with definitions approved by the Canadian Institute of Mining, Metallurgy and Petroleum Council on August 20, 2000, which were incorporated by reference into the Canadian Securities Administrators’ National Instrument 43-101, as proposed on November 17, 2000, made effective on February 1, 2001 and reinstated on June 30, 2011.

Stockpile

Broken ore heaped on surface or prepared areas underground, pending treatment or shipment.

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Stope

Working place in an underground mine where ore is extracted.

Tailings

The material that remains after all economically recoverable metals or minerals of economic interest has been removed from the ore through milling and processing.

Ton

Unit of weight equal to 2,000 pounds in the United States and 2,240 pounds in the United Kingdom.

Tonne

A tonne or metric tonne is about 10percent greater in mass than a short ton and equivalent in weight to 1,000 kilograms or 2,205 pounds.

Waste

Barren rock or mineralized material that is too low in grade to be mined and milled at a profit.

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Jaguar Mining Inc. is incorporated under the laws of Ontario.

DIRECTORS	REGISTERED OFFICE

John Andrews[2,4]	100 King Street West, Suite 4400
Andrew C. Burns[1,3]	1 First Canadian Place
Gil Clausen[1,3,4]	Toronto, Ontario M5X 1B1 - Canada
William E. Dow
Gary E. German[1,2,4]	AUDITORS
Chairman
Anthony F. Griffiths[1,2,3]	KPMG LLP
Daniel R. Titcomb	Toronto, Ontario
1 Audit Committee	Belo Horizonte, Brazil
2 Compensation Committee
3 Corporate Governance Committee	LEGAL COUNSEL
4 Health, Safety and Environmental Committee
Davies Ward Phillips & Vineberg LLP
OFFICERS	Toronto, Ontario
New York, New York
Rogério Fernandes
Chief Operating Officer	Azevedo Sette Advogados
Belo Horizonte, Brazil
James M. Roller
Chief Financial Officer & Treasurer	BANKS

Cleber Macedo	Bank of America
VP Corporate Management	Boston, Massachusetts

Robert J. Lloyd	HSBC
Corporate Secretary	Toronto, Ontario

PRINCIPAL EXECUTIVE OFFICE	Royal Bank of Canada
Toronto, Ontario
Rua Levindo Lopes 323 - Funcionários
CEP 30140-170 - Belo Horizonte – Brazil	STOCK TRANSFER AGENT
E-mail: info@jaguarmining.com
Website: www.jaguarmining.com	Computershare Investor Services Inc.
100 University Avenue, 9th Floor
ADMINISTRATIVE OFFICE	Toronto, ON M5J 2Y1
Phone: 1-800-564-6253
122 North Main Street, 2nd Floor	Fax: 1-866-249-7775
Concord, NH 03301 - USA	Email: service@computershare.com
Phone: (603) 410-4888
Fax: (603) 224-6143	EXCHANGE LISTINGS

TSX/NYSE: “JAG”